

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

SEC ID 8 - 66198

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

ENVERRA CAPITAL LLC

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
Enverra Capital, LLC
Washington, D.C.

We have audited the accompanying statement of financial condition of Enverra Capital, LLC (the "Company"), as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Enverra Capital, LLC, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Keiter

February 24, 2017
Glen Allen, Virginia

ENVERRA CAPITAL LLC

Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$42,787
Accounts Receivable	44,140
Income Taxes Receivable from Enverra Partners	56,652
Prepaid Expenses & Other Assets	2,105
Goodwill	56,745
Total Assets	**$202,429**

LIABILITIES & MEMBER'S EQUITY

Liabilities	
Accounts Payable & Accrued Expenses	$979
Due to Enverra Partners	5,819
Deferred Income Taxes	11,518
Total Liabilities	18,316
Member's Equity	184,113
Total Liabilities & Member's Equity	**$202,429**

See accompanying notes to financial statements.

ENVERRA CAPITAL LLC

Notes to Financial Statement

1. **Summary of Significant Accounting Policies:**

    Nature of Business: Enverra Capital LLC (the "Company"), is a limited liability company organized in the District of Columbia and is a wholly owned subsidiary of Enverra Partners LLC ("Enverra Partners" or the "Parent"), a Delaware company. The Company operates as a broker-dealer in the United States and provides financial advisory services in connection with mergers and acquisitions and the private placement of investment funding.

    As a broker-dealer, the Company is subject to regulations of the U.S. Securities and Exchange Commission (the "SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

    Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The financial statements have been prepared on a consistent basis with that of the preceding period.

    Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000.

    As of December 31, 2016, two customers accounted for 79% of accounts receivable.

    Cash: The Company considers cash to include cash on deposit with financial institutions and money market investments with original maturities of 90 days or less. Cash equivalents are stated at cost, which approximates fair value.

    Accounts Receivable: The Company's receivables consist of advisory and consulting fees as well as expense reimbursements due from the Company's clients. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. A receivable is deemed past due when it has been outstanding longer than 30 days. The Company does not have a policy of charging interest on past due receivables. There is no allowance for doubtful accounts as of December 31, 2016.

1.   **Summary of Significant Accounting Policies, Continued:**

Goodwill: The Company evaluates the potential impairment of goodwill annually as required by FASB guidance.

In determining whether or not impairment may exist, the Company considers certain qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Such circumstances could include, but are not limited to: (1) deterioration in general economic or industry and market conditions, (2) increasing cost factors, (3) declining financial performance or negative cash flows, or (4) other relevant entity-specific events. If the Company was unable to determine that it is more likely than not that the fair value of a reporting unit is more than the carrying amount, then the Company would perform the second step of the quantitative goodwill impairment test required by generally accepted accounting principles. After consideration of all qualitative factors, the Company determined that it was more likely than not that the fair value of the reporting unit exceeded its carrying amount at December 31, 2016 and thus, the quantitative test was not necessary and no impairment charge was recorded at December 31, 2016.

Income Taxes: The Internal Revenue Service approved the Company's election filed on Form 8832, *Entity Classification Election*, to be taxed as a C corporation effective January 1, 2010.

The Company accounts for deferred income taxes by the liability method. Deferred income tax liabilities are computed based on the temporary differences between the financial statement carrying amounts and income tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

1.   **Summary of Significant Accounting Policies, Continued:**

Income Taxes, Continued: Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2016. The Company is not currently under audit by any tax jurisdiction.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Subsequent Events: Management has evaluated subsequent events through February 24, 2017, the date the financial statements were issued, and has determined that no additional disclosures are necessary.

2.   **Income Taxes:**

The Company's effective tax rate differs from the federal statutory tax rate due primarily to local income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

ENVERRA CAPITAL LLC

Notes to Financial Statement, Continued

2.   Income Taxes, Continued:

The operating results of the Company are included in the consolidated federal income tax return filed by the Parent. The Company is a participant in a master tax sharing agreement policy with the Parent. Federal income taxes represent an agreed-upon allocation from the Parent. Under this methodology, in years when the Company has taxable income, the Company records taxes based on the relationship of the Company's federal tax liability, computed on a separate company basis, to the federal tax liability of the consolidated group tax return. In years when the Company has a tax loss, the Company records an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group. The Company makes payments to the Parent to settle its allocation of tax liability and receives payments from the Parent to settle its allocation of tax benefit. At December 31, 2016, the Company had a receivable from the Parent for income tax benefit allocation of $56,652.

The Company has elected to pay taxes on a cash basis. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) at December 31, 2016 consists of the following:

Accounts Receivable	($12,889)
Prepaid Expenses and Other Assets	(615)
Accounts Payable and Accrued Expenses	1,985
Net Deferred Tax Liability	**($11,518)**

3.   Warrant Award:

As of December 31, 2016, the Company owned warrants in a privately held company. The warrants were received as part of a private placement transaction concluded in 2015. The Company utilizes the market approach to value the investment and considers such factors as liquidity and marketability in determining fair value. The Company determined these warrants to have no value at the date of the award or at December 31, 2016.

4.   Related Party Transactions:

The Company has entered into an Expense Sharing Agreement (the "Agreement") with Enverra Partners. This Agreement covers employee expenses, accounting and tax preparation, the use of office space, database subscriptions, telephone service, internet and software expenses and office supplies. The Company had a balance of $5,819 due to Enverra Partners as of December 31, 2016.

ENVERRA CAPITAL LLC

Notes to Financial Statement, Continued

5.   Guarantees:

As permitted or required under District of Columbia corporation law, the Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to limit its exposure.

6.   Regulatory Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2016, the Company had net capital of $35,989, which was $30,989 in excess of required minimum net capital of $5,000. The Company's net capital ratio was 0.19 to 1. The Company does not carry the accounts of its customers and accordingly, is exempt from Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.